UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
METAL STORM COMPLETES FIRST
SHOULDER FIRING OF MAUL SHOTGUN
Brisbane, Australia — Thursday, 30 April 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Defence technology specialist Metal Storm today announced it has successfully completed design verification testing for its Multi-shot Accessory Underbarrel Launcher (MAUL). The testing culminated in a series of shoulder firings at Metal Storm’s test facilities in Chantilly, Virginia USA on Friday, 24 April 2009.
The MAUL is an ultra-light shotgun attachment that fits under the barrel of an individual combat weapon including the M-4 and M-16 rifles.
Metal Storm Incorporated (MSI) General Manager, Peter D. Faulkner said the company had completed the test series in advance of its original scheduled completion date. The weapon was integrated onto an M4 rifle and shoulder fired using 12 gauge Blunt Impact rounds which are one of several rounds to be offered by Metal Storm for the MAUL.
Mr. Faulkner said “We are pleased to have achieved all of our design objectives for the MAUL, especially the weight, which at 1.8 lbs is ten percent less than our original expectations”. A weapon of this size and weight would not have been possible without Metal Storm’s unique Electronic Ballistics Technology.
Mr Faulkner said MSI will be making a formal product introduction at the National Defense Industrial Association (NDIA) Joint Service and Small Arms Symposium and Exhibition in Las Vegas next month. Public live firings of the MAUL will be conducted in conjunction with the symposium to demonstrate the effectiveness of the MAUL.
Metal Storm CEO, Dr Lee Finniear, said the MAUL joins the company’s 3GL grenade launcher product which was certified earlier this year for safe shoulder-firing.
“The MAUL is capable of firing munitions across the lethality spectrum and is attracting considerable interest within the international military and law enforcement communities. We are looking forward to the NDIA public demonstration where the public and defence industry representatives will see the considerable progress made with the weapon on its path toward commercialization,” he said.
ENDS

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To: Company Name/ Scheme	Metal Storm Limited

ACN/ARSN	064 270 006

1. Details of substantial holder(1)

Name	James Michael O’Dwyer

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	22/04/2009

The previous notice was given to the company on	25/03/2009

The previous notice was dated	25/03/2009
2. Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	167,679,721	27.01%	160,375,671	25.49%
3. Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Person whose
Date of	relevant interest		Consideration given in	Class and number of
change	changed	Nature of change (6)	relation to change (7)	securities affected	Person’s votes affected
See Annexure ‘A’
4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of		Person entitled to
relevant	Registered holder	be registered as	Nature of relevant	Class and number of
interest	of securities	holder (8)	interest (6)	securities	Person’s votes
James Michael O’Dwyer	James Michael	James Michael	Registered holder of	116,849,489	116,849,489
	O’Dwyer	O’Dwyer	shares	ordinary shares
O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments	O’Dwyer Investments	Registered holder of	43,526,182	43,526,182
	Pty Ltd ACN 010 495 315	Pty Ltd ACN 010 495 315	shares	ordinary shares

5. Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil
6. Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane
O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer	capacity

sign here		date	24/04/09
DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to ASIC Form 604
This is the Annexure ‘A’ of 4 pages referred to in number 3 of the ASIC Form 604 signed and dated 24 April 2009.

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Perso’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
3/18/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	5,000	100,000
3/18/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	7,500	150,000
3/18/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	3,937	78,740
3/18/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	5,000	100,000
3/18/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	63	1,260
3/18/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	1,000	20,000
3/19/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	6,000	120,000
3/19/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	1,000	20,000
3/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	3,500	70,000
3/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	9,000	180,000
3/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	3,500	70,000
3/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	9,000	180,000
3/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	1,500	30,000
3/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	7,500	150,000
3/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	1,000	20,000
3/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	9,000	180,000
3/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	5,000	100,000
3/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	2,500	50,000
3/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	3,000	60,000
3/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	5,000	100,000
3/20/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	5,000	100,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	5,000	100,000

3

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	15,000	300,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	2,500	50,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	3,500	70,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	5,000	100,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	5,000	100,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	5,000	100,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	5,000	100,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	5,000	100,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	5,000	100,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	5,000	100,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	5,000	100,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.61	1,000	20,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.61	9,000	180,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.61	5,000	100,000
3/23/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.61	5,000	100,000
3/25/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
3/25/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	1,000	20,000
3/25/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	9,000	180,000
3/25/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	1,000	20,000
3/25/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	9,000	180,000
3/25/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
3/25/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
3/26/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	2,500	50,000
3/26/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	2,500	50,000
3/26/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	707	14,140
3/27/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	1,500	30,000
3/27/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
3/27/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
3/27/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
3/27/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
3/27/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	1,000	20,000
3/27/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	3,500	70,000
3/27/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	9,000	180,000
3/27/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	6,000	120,000
3/27/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	9,000	180,000
04/07/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	500	10,000
04/07/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	5,000	100,000
4/14/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.57	4,000	80,000
4/14/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.57	5,000	100,000
4/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.61	800	16,000
4/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.61	375	7,500
4/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.57	520	10,400
4/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.57	600	12,000
4/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	1,000	20,000
4/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	330	6,600
4/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	5,000	100,000
4/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.55	5,000	100,000

Total				298,832	5,976,640

			Consideration	Class and
			given in	number of
Date of	Person whose relevant	Nature of Change	relation to	securities	Person’s votes
Change	interest Changed	(6)	change (7)	affected	affected
			AUD$	Common Stock	Common Stock
17/04/2009	James Michael O’Dwyer	Market Disposition	$0.034	177,410	177,410
17/04/2009	James Michael O’Dwyer	Market Disposition	$0.034	250,000	250,000
17/04/2009	James Michael O’Dwyer	Market Disposition	$0.034	200,000	200,000
17/04/2009	James Michael O’Dwyer	Market Disposition	$0.034	200,000	200,000
17/04/2009	James Michael O’Dwyer	Market Disposition	$0.033	250,000	250,000
17/04/2009	James Michael O’Dwyer	Market Disposition	$0.033	250,000	250,000

Total					1,327,410

James Michael O’Dwyer

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Rule 4.7B
Appendix 4C
Quarterly report
for entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.
Name of entity
Metal Storm Limited

ABN	Quarter ended (“current quarter”)
99 064 270 006	31 March 2009
Consolidated statement of cash flows

			Current	Year to date
			quarter	(3 months)
Cash flows related to operating activities			$A’000	$A’000
1.1		Receipts from customers	477	477

1.2	Payments for	(a) staff costs	(1,056)	(1,056)
		(b) advertising and marketing	—	—
		(c) research and development	(411)	(411)
		(d) leased assets	(45)	(45)
		(e) other working capital	(286)	(286)
1.3		Dividends received	—	—
1.4		Interest and other items of a similar nature received	127	127
1.5		Interest and other costs of finance paid	(494)	(494)
1.6		Income taxes paid	—	—
1.7		Other (provide details if material)	—	—

		Net operating cash flows	(1,688)	(1,688)

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current	Year to date
		quarter	(.....months)
		$A’000	$A’000
1.8	Net operating cash flows (carried forward)	(1,688)	(1,688)

Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	(8)	(8)
	(e) other non-current assets	(489)	(489)
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
	(e) other non-current assets	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	(497)	(497)

1.14	Total operating and investing cash flows	(2,185)	(2,185)

Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	—	—
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	—	—
1.18	Repayment of borrowings	(2,136)	(2,136)
1.19	Dividends paid	—	—
1.20	Other (provide details if material)	—	—

	Net financing cash flows	(2,136)	(2,136)

	Net increase (decrease) in cash held	(4,321)	(4,321)

1.21	Cash at beginning of quarter/year to date	7,571	7,571
1.22	Exchange rate adjustments to item 1.20	—	—

1.23	Cash at end of quarter	3,250	3,250

+	See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter
		$A’000
1.24	Aggregate amount of payments to the parties included in item 1.2	59
1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

	Directors’ fees.
Non-cash financing and investing activities
2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

—

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

—
Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available	Amount used
		$A’000	$A’000
3.1	Loan facilities	17,568	17,568
3.2	Credit standby arrangements	—	—

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	3,250	3,250
4.2	Deposits at call	—	—
4.3	Bank overdraft	—	—
4.4	Other (provide details)	—	—

	Total: cash at end of quarter (item 1.23)	3,250	3,250

Acquisitions and disposals of business entities

		Acquisitions	Disposals
		(Item 1.9(a))	(Item 1.10(a))
5.1	Name of entity	—	—
5.2	Place of incorporation or registration	—	—
5.3	Consideration for acquisition or disposal	—	—
5.4	Total net assets	—	—
5.5	Nature of business	—	—
Compliance statement
1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /does not* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: .28 April 2009
(~~Director~~/Company secretary)

Print name:	Peter Ronald Wetzig

+	See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Notes
The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital. The results reported in this Appendix 4C were in line with Company expectations.
Further commentary on this matter can be found in the Chairman’s report, the Chief Executive Officer’s report, the Directors’ report and Note 1 to the financial statements in the Company’s 2008 Annual Report.
As discussed in the Annual Report, the Company is taking several concurrent approaches to achieve its funding objectives.
In the current economic climate the Board believes the most likely path to success is through the targeting of organisations and individuals that have both the necessary capital resources and a strategic interest in the Company’s potential outcomes. A number of these negotiations are currently active. Based on discussions to date the Company believes there is a reasonable likelihood that one or more of these activities will deliver a successful outcome.
The Company also has $20m of convertible note debt that becomes due and payable on 1 September 2009. If the amount of capital raised is insufficient to pay the note holders who choose not to convert to stock, the Company would also need to negotiate an extension to the convertible note term. The largest noteholder has indicated its support for such an extension and the Company intends to have a proposal to the market on this matter towards the end of the June quarter. If accepted, this proposal along with a capital raise should allow the Company continue to operate as normal for at least the next 12 months.
The current situation is not unfamiliar territory to the Company and it has previously succeeded in raising capital in pressure circumstances.
The Directors are confident the Company will be able to raise the required funds but would stress, particularly in light of the current economic climate, that a successful capital raise is not assured.
With all these factors in mind the Directors believe the Company to be a going concern and therefore in compliance with listing rule 12.2.

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5

Table of Contents
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: April 30, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary